

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 11, 2018

Via Email
Steven E. Nell
Executive Vice President and Chief Financial Officer
BOK Financial Corporation
Bank of Oklahoma Tower
Boston Avenue at Second Street
Tulsa, Oklahoma 74172

>**Re: BOK Financial Corporation**
>**Form 10-K for Fiscal Year Ended December 31, 2017**
>**Filed February 27, 2018**
>**File No. 001-37811**

Dear Mr. Nell:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your responses to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page 78

1. Please revise in future filings to have your independent auditor include the city and state where the audit report was issued as required by Rule 2-02 or Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dave Irving at (202) 551-3321 or me at (202) 551-3752 if you have questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services